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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2017

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Enters Innovation Partnership with Uber Elevate Network

Dallas - TX, USA, April 25, 2017 – Embraer announced today an agreement with Uber to explore the concept of an ecosystem—dubbed Uber Elevate Network—that will allow the potential development and deployment of small electric vertical take-off and landing vehicles (VTOLs) for short urban commutes. The announcement was made in Dallas, Texas, in the opening session of the Uber Elevate Summit.

This preliminary partnership is a project generated by the Embraer Business Innovation Center, the new initiative based in Melbourne, Florida, with outposts in Silicon Valley and Boston, which was announced last month when the company revealed its intent to promote air transportation innovations.

“We firmly believe we need to explore several new business concepts that may impact air transportation in the future. This is a unique opportunity to complement the air transport knowledge of a visionary and revolutionary ground transport company. On exercising this partnership, we will be developing new technologies, new products and new business models which could generate opportunities for Embraer in the future,” said Paulo Cesar de Souza e Silva, Embraer’s CEO.

“We share the vision that the state of transportation in congested cities is ripe for innovative solutions, such as on-demand aviation. Embraer’s leadership roles in commercial and business aviation were attained through the introduction of disruptive aircraft and services, and we are confident that our DNA will add value to new concepts in urban transportation as well,” said Antonio Campello, Vice President for Corporate Innovation.

“Embraer is the leading manufacturer of commercial jets up to 130 seats and one of Uber’s most experienced partners in this space. Their knowledge of certifying fly-by-wire aircraft, and their confidence that they can similarly bring fly-by-wire technology affordably to these much smaller aircraft is an essential ingredient for our success”, said Mark Moore, Uber’s Director of Engineering for Aviation

Follow us on Twitter: @EmbraerSA

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	pressEMEA@embraer.fr Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 130 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

 PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	pressEMEA@embraer.fr Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2017

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer